

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Ms. Raakel S. Iskanius
Chief Financial Officer
Great Panther Silver Limited
2100-1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3

> **Re: Great Panther Silver Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 000-50897**

Dear Ms. Iskanius:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Engineering Comments

1. We note your response to prior comments 4, 5, 7, and 8, indicating that you will make changes although not specifying the revisions you intend to make. Please submit the draft disclosures reflecting these modifications with your response. If you prefer to limit compliance to future filings and believe that an amendment is unnecessary also explain the basis for your position along with the disclosures that you are proposing.

2.   We note your response to prior comment 6 explaining that your estimates of
        resources comply with National Instrument 43-10. Please modify your
        disclosures to report your resource categories separately as required by N. I. 43-
        101 part 2.2 (B) to qualify for disclosure under Instruction 3 to Paragraph (b)(5)
        of Industry Guide 7.

Closing Comments

        You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202)
551-3706, if you have questions regarding comments on the financial statements and
related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-
3718 with questions about engineering comments. Please contact me at (202) 551-3686
with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief